

July 14, 2010

William E. Brown
Chairman and Chief Executive Officer
Central Garden & Pet Company
1340 Treat Boulevard
Suite 600
Walnut Creek, CA 64597

> **Re: Central Garden & Pet Company**
> **Form 10-K for Fiscal Year Ended September 26, 2009**
> **Filed November 20, 2009**
> **File No. 001-33268**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed December 30, 2009**
> **File No. 001-33268**

Dear Mr. Brown:

We have reviewed your letter dated June 15, 2010 in response to our comment letter dated May 17, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 26, 2009

Note 12. Stock-Based Compensation, page 69

1. Please tell us whether the portion of accrued bonuses you contemplate paying in stock are settled in a fixed or variable number of shares, and when you determine the grant-date fair value of the restricted shares issued in payment of the bonuses. If the bonuses are settled in a fixed number of shares, please tell us why compensation costs related to the

share-based payments are not recognized in equity until the stock is issued. In addition, please tell us why the amount of shareholders' equity related to restricted stock awards in fiscal 2009 was significantly below the amount of bonuses recognized as stock-based compensation expense in fiscal 2008. If the difference is related to employee withholding taxes, please confirm to us that the market value of your common stock increased substantially from the measurement date and the payment date.

Definitive Proxy Statement on Schedule 14A Filed December 30, 2009

Executive Compensation, page 9

Allocation and Amount, page 10

2. We note your response to comment eight from our letter dated May 17, 2010. Please provide us the disclosure you intend to provide in future filings.

3. We note the last paragraph of your response to comment ten from our letter dated May 17, 2010. Please confirm that you will provide this disclosure in future filings to clarify what you mean by "a significant majority" and, in doing so, please clarify how you use the term "value" when you refer to the equity awards to be granted to Mr. Brown.

4. We note your responses to comment eight and eleven from our letter dated May 17, 2010. We further note your response that among the most significant factors considered by your compensation committee were EBIT as well as net working capital reductions and debt reductions. Please enhance your disclosure to discuss:

   - what adjustments were made to EBIT, if any;
   - what net working capital reductions were considered; and
   - what debt reductions were considered.

   If applicable, please disclose the nature and extent of subjective discretion exercised by your compensation committee when individual performance was considered. Please also provide us the disclosure you intend to provide in future filings. Please see Item 401(b)(1)(v) and Item 401(b)(2)(iv) of Regulation S-K.

5. We note your response to prior comment 14 from our letter dated May 17, 2010. Please elaborate upon your response to explain in greater detail what about your future "internal financial projections, particularly at the segment level" will cause competitive harm. In doing so, please identify the internal financial projections and explain how they "could be used by the Company's competitors to gain insight into the Company's areas of key strategic focus over the next five years." As to any of your historical performance targets, based upon the arguments you have provided, we do not agree that such targets will cause competitive harm and believe that you should disclose such information. Please revise or advise.

You may contact Anthony Watson at (202) 551-3318 or William Thompson at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Attorney Advisor, at (202) 551-3535, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Brett Cooper, Esq.
       Orrick, Herrington & Sutcliffe LLP